Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Offering Statement of CYNGN INC. on Form 1-A/A (File No. 024-12486) of our report dated March 7, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern , with respect to our audits of the consolidated financial statements of CYNGN INC. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in the Annual Report on Form 10-K of CYNGN INC. for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Offering Circular, which is part of this Offering Statement.

/s/ Marcum llp

Marcum llp

San Francisco

September 27, 2024